Exhibit 28(b)(1)

PEAR TREE FUNDS

SECOND AMENDMENT TO BYLAWS

This Second Amendment to the Bylaws of Pear Tree Funds, a Massachusetts business trust (the “Trust”), are hereby adopted and have immediate effect on May 14, 2020.

WHEREAS, the Trust is governed by its Second Amended and Restated Agreement and Declaration of Trust dated May 26, 2011, as filed with the Secretary of the Commonwealth of the Commonwealth of Massachusetts, as heretofore further amended (collectively, the “Declaration of Trust”), and the Amended and Restated Bylaws of the Trust dated October 22, 2008, as in effect on the date hereof (the “Bylaws”); and

WHEREAS, the Trustees desire to effect certain changes in the Bylaws as more fully set forth herein; and

WHEREAS, the following amendment to the Bylaws has been approved by the Trustees of the Trust in accordance with Section 12.1 of the Bylaws.

NOW, THEREFORE, the Bylaws are hereby further amended as follows:

1.	Section 11.4 shall be added to Article 11 of the Bylaws:

Section 11.4   Place/Conduct of Shareholder Meetings.  Meetings of Shareholders shall be held at any place within or outside the Commonwealth of Massachusetts, and/or through videography or other electronic medium that permits all attending Shareholders to participate at the meeting substantially as if they were present in person, as designated by the Trustees.  In the absence of any such designation, meetings of the Shareholders shall be held at the principal office of the Trust, as provided in Article 1, Section 1.2.  The Trustees, or in the absence of any action by the Trustees, the officers of the Trust, may adopt such policies and procedures as to the conduct of any meeting of Shareholders, provided that such policies and procedures are consistent with the Declaration of Trust and these Bylaws.

The undersigned hereby certifies that the foregoing amendment has been adopted by at least a majority of the Trustees of the Trust.

/s/ Thomas Buckley
Name:	Thomas Buckley
Title:	Clerk of the Trust

Date: May 14, 2020